Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.407.4990 akane@loeb.com

Via Edgar

October 11, 2024

Eric Envall and James Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health In Tech, Inc.
Amendment No. 2 to Form S-1 filed October 3, 2024
File No. 333-281853

Dear Messrs. Envall and Lopez:

On behalf of our client, Health In Tech, Inc. (the “Company” or “HIT”), we hereby provide a response to the comment issued in a letter dated October 10, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response.

Amendment No. 2 to Form S-1 filed on October 3, 2024

General

1. We note your response to comment four and your revised legal opinion filed as Exhibit 5.1. Please revise your legal opinion to either provide any opinion from counsel that is admitted to practice in Nevada, or to not qualify the legal opinion by noting that counsel is licensed in Ohio rather than Nevada. Refer to Section II.B.3.c. of Legality and Tax Opinions in registered Offerings: Staff Legal Bulletin No. 19 (CF) for additional guidance.

Response: The opinion of counsel filed as Exhibit 5.1 has been revised in response to the Staff’s comment.

Please call me at 212 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner